
RECEIVED
JUN 22 2010
193



10031281

cm

SECU[illegible] COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-18083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2009 (MM/DD/YY) AND ENDING April 30,2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Domestic Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5220 Hollywood Avenue
(No. and Street)

Shreveport (City) Louisiana (State) 71109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Williams 318 636 6811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heard, McElroy & Vestal, LLP
(Name – *if individual, state last, first, middle name*)

333 Texas Street, 15th Floor (Address) Shreveport, (City) Louisiana (State) 71101 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark F. Preddy, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Domestic Financial Services, Inc., as of April 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark F. Preddy Sr
Signature

Vice President
Title

Betty C. Williams
Notary Public

BETTY C. WILLIAMS, NOTARY PUBLIC
BOSSIER PARISH, LOUISIANA
MY COMMISSION IS FOR LIFE
NOTARY ID # 025680

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] ~~(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of~~ consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMESTIC FINANCIAL SERVICES, INC.

SHREVEPORT, LOUISIANA

APRIL 30, 2010 AND 2009

DOMESTIC FINANCIAL SERVICES, INC.

SHREVEPORT, LOUISIANA

TABLE OF CONTENTS

DOMESTIC FINANCIAL SERVICES, INC.

ORGANIZATION AND BUSINESS

State and date of incorporation

Louisiana – May 28, 1974

Office

Shreveport, Louisiana

Business

Broker-dealer of securities and oil and gas drilling programs.

HEARD, MCELROY, & VESTAL
LLP
CERTIFIED PUBLIC ACCOUNTANTS
333 TEXAS STREET, SUITE 1525
SHREVEPORT, LOUISIANA 71101
318-429-1525 PHONE 318-429-2070 FAX

To the Stockholder of
Domestic Financial Services, Inc.
Shreveport, Louisiana

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheets of Domestic Financial Services, Inc. as of April 30, 2010 and 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Domestic Financial Services, Inc. as of April 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Heard, McElroy + Vestal, LLP

Heard, McElroy & Vestal, LLP
Shreveport, LA
June 8, 2010

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT MONROE DELHI
hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

DOMESTIC FINANCIAL SERVICES, INC.

BALANCE SHEETS

APRIL 30, 2010 AND 2009

ASSETS	2010	2009
Current assets:		
Cash on hand and in banks	20,863	17,380
Clearing deposit	10,000	10,000
Total cash and cash equivalents	30,863	27,380
Investments-Note 2	2,100	1,923
Interest receivable	-	1
Total assets	32,963	29,304
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Income tax payable	820	1,157
Accounts payable	55	5
Total current liabilities	875	1,162
Stockholder's equity:		
Common stock, $2 par, 1,000 shares authorized, 760 shares issued, 510 shares outstanding	1,520	1,520
Additional paid-in capital	13,579	13,579
Retained earnings	16,289	12,520
Accumulated other comprehensive income	800	623
	32,188	28,242
Treasury stock, 250 shares at cost	(100)	(100)
Total stockholder's equity	32,088	28,142
Total liabilities and stockholder's equity	32,963	29,304

The accompanying notes are an integral part of the financial statements.

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

	2010	2009
Revenues:		
Mutual fund commissions	4,733	5,750
Commissions	39,220	70,374
Insurance commissions	28	116
Interest	215	686
Offering expense fees	12,500	10,154
Other income	-	700
Total revenues	56,696	87,780
Operating expenses:		
Interest expense	272	-
Commissions	25,163	41,119
Regulatory fees	8,339	7,522
Professional fees	12,550	3,541
Insurance	784	1,098
Other taxes and licenses	702	570
Travel and entertainment	-	3,459
Miscellaneous	91	175
Bonuses	1,000	2,000
Office expense	3,206	22,010
Total operating expenses	52,107	81,494
Net income-before tax	4,589	6,286
Income tax	820	1,157
Net income	3,769	5,129

The accompanying notes are an integral part of the financial statements.

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre-hensive Income	Treasury Stock
Balance-April 30, 2008	1,520	13,579	7,391	2,345	(100)
Net income	-	-	5,129	-	-
Unrealized (loss) on investment	-	-	-	(1,722)	-
Balance-April 30, 2009	1,520	13,579	12,520	623	(100)
Net income	-	-	3,769	-	-
Unrealized gain on investment	-	-	-	177	-
Balance-April 30, 2010	1,520	13,579	16,289	800	(100)

The accompanying notes are an integral part of the financial statements.

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

	2010	2009
Cash flows from operating activities:		
Net income	3,769	5,129
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in interest receivable	1	17
(Decrease) in current liabilities	(287)	(1,447)
Net cash provided by operating activities	3,483	3,699
Net increase in cash and cash equivalents	3,483	3,699
Cash and cash equivalents-beginning of year	27,380	23,681
Cash and cash equivalents-end of year	30,863	27,380
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	272	-
Income taxes	853	334

The accompanying notes are an integral part of the financial statements.

1. Accounting Policies

Domestic Financial Services, Inc. is a full service firm which acts as a fully disclosed introducing broker dealer using Southwest Securities, Inc. in Dallas, Texas to clear transactions for its clients. Direct selling agreements are maintained with the mutual fund companies whose funds are offered and sold to clients of Domestic Financial Services, Inc. Commission income is recognized on the settlement date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of reporting cash flows, cash includes cash on hand and due from bank-operations account. The Company considers all other liquid investment instruments, such as certificates of deposit and money market accounts to be reported as investments and are excluded from cash equivalents.

Investment Securities

The Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of stockholder's equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to operations resulting in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

1. Accounting Policies (Continued)

Unrealized holding gains and losses on securities available for sale which have been reported as direct increases or decreases in stockholder's equity, net of any related deferred tax effects, are accounted for as other comprehensive income. Cumulative changes in unrealized gains and losses on such securities are accounted for in accumulated other comprehensive income as part of stockholder's equity.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences in bases are expected to be recovered or settled. Income tax expense or benefit is based on federal and state taxes payable or refundable plus or minus the change during the period in deferred tax assets and liabilities.

There were no deferred tax assets or liabilities recognized at April 30, 2010 or 2009. The effective tax rates incurred were at rates which approximate the statutory rates for the applicable jurisdictions.

The Company, as required by accounting standards, reviewed its various tax positions taken or expected to be taken in its tax returns and has determined it does not have unrecognized tax benefits and the Company does not expect that position to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2009, the Company has not accrued interest or penalties related to uncertain tax positions.

The Company files U. S. federal and Louisiana state income tax returns. The Company's federal and state income tax returns for the tax years 2006 and beyond remain subject to examination by the Internal Revenue Service and Louisiana Department of Revenue.

Subsequent Events

Management has evaluated all subsequent events for potential recognition and disclosure through June 8, 2010, the date the financial statements were available to be issued.

2. Investments

The carrying amounts of the Company's investment securities and their approximate fair values at April 30, 2010 and 2009 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
April 30, 2010:				
NDAQ stock	1,300	800	-	2,100
	1,300	800	-	2,100
April 30, 2009:				
NDAQ stock	1,300	623	-	1,923
	1,300	623	-	1,923

3. **Net Capital**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000. Net capital and related net capital ratio may fluctuate on a daily basis. Qualified net capital was approximately $31,773 at April 30, 2010 and $27,854 at April 30, 2009.

4. **Related Party Transactions**

The Company serves as the broker-dealer for affiliated companies involving the sale of oil and gas interests to outside investors. These transactions on behalf of related parties account for a majority of the Company's business.

5. **Fair Value of Financial Instruments**

Accounting standards in the United States of America establish a framework for using fair value to measure assets and liabilities, and define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price).

Under these standards, a fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance. Required disclosures stratify balance sheet accounts measured at fair value based on inputs the Company uses to derive fair value measurements. These strata include:

- Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),
- Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and
- Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Fair values of assets and liabilities measured on a recurring basis at April 30, 2010 and 2009 are as follows:

	Level 1	Level 2	Level 3	Fair Value
April 30, 2010:				
Securities available for sale	2,100	-	-	2,100
April 30, 2009:				
Securities available for sale	1,923	-	-	1,923

6. **Recent Accounting Pronouncements and Accounting Changes**

In May 2009, the Financial Accounting Standards Board issued FASB ASC 855-10, "Subsequent Events," which establishes standards of accounting for events that occur after the balance sheet date, but before the financial statements are issued. FASB ASC 855-10 requires disclosure of the date through which an entity has evaluated subsequent events and the basis for the date. This standard is effective for annual financial periods ending after June 15, 2009. The adoption of this pronouncement did not have a material impact on the financial statements of the Company.

ADDITIONAL INFORMATION

HEARD, MCELROY, & VESTAL
LLP
CERTIFIED PUBLIC ACCOUNTANTS
333 TEXAS STREET, SUITE 1525
SHREVEPORT, LOUISIANA 71101
318-429-1525 PHONE • 318-429-2070 FAX

June 8, 2010

To the Stockholder of
Domestic Financial Services, Inc.
Shreveport, Louisiana

Independent Auditor's Report on Additional Information

Our report on our audit of the basic financial statements of Domestic Financial Services, Inc. appears on Page 2. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information presented in the following section of this report on Pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heard, McElroy + Vestal, LLP

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • MONROE • DELHI
hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

	2010	2009
Subordinated liabilities-beginning of year	-	-
Increase in securities borrowed under subordination agreement	-	-
Subordinated liabilities-end of year	-	-

DOMESTIC FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

	2010	2009
1. Total ownership equity from balance sheet	32,088	28,142
2. Total ownership equity qualified for net capital	32,088	28,142
3. Total capital and allowable subordinate liabilities	-	-
4. Deductions and/or charges:		
a. Total nonallowable assets (15% of the market value of investment in NDAQ)	(315) *	(288) *
5. Net capital (Note D)	31,773	27,854
6. Minimum net capital required (6 2/3% of aggregate indebtedness)	58	77
7. Minimum dollar net capital requirement	5,000	5,000
8. Net capital requirement (greater of Line 6 or 7)	5,000	5,000
9. Excess net capital (Line 5 less 8)	26,773	22,854
10. Excess net capital at 1,000% (Line 5 less 10% of Line 12)	31,685	27,738
11. Total A.I. liabilities from balance sheet	875	1,162
12. Total aggregate indebtedness	875	1,162
13. Percentage of aggregate indebtedness to net capital (Line 12 divided by Line 5)	2.75%	4.17%
14. Percentage of debt to debt-equity total	0.00%	0.00%

* For the year ended April 30, 2010 and 2009, the Company considers 15% of the market value of the investment in NDAQ to be a nonallowable asset.

The accompanying notes are an integral part of this financial statement.

DOMESTIC FINANCIAL SERVICES, INC.

NOTES TO ADDITIONAL INFORMATION

FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

NOTE A – NONALLOWABLE ASSETS

All assets which are considered not readily convertible into cash pursuant to Rule 15c3-1 must be deducted as nonallowable assets. For fiscal years ending on or after April 30, 2010 and 2009, the Company considers 15% of the market value of the investment in NADQ to be a nonallowable asset.

NOTE B – RULE 15c3-3 REQUIREMENTS

The Company is specifically exempted from the computation for determination of reserve requirements and possession on control requirements under Rule 15c3-3 by paragraphs K(2)(ii) and Paragraph K-3. The Company is a fully disclosed introducing broker dealer. It carries no margin accounts and promptly advises clients to transmit all customer funds and securities to the clearing broker or dealer. The Company does not hold funds or securities for, or owe money or securities to customers. The Company may from time to time act as the managing broker dealer in connection with a private placement offering. Should this occur, the Company maintains a separate bank account for the exclusive benefit of its customers.

NOTE C – RULE 17a-5(e)(4) REQUIREMENTS

The Company is specifically exempted from the requirement to file a supplemental SIPC report pursuant to Rule 17a-5(e)(4) as the Company is a member of SIPC who has reported less than $500,000 in gross revenues in their annual audited statement of income filed pursuant to Rule 17a-5(d).

NOTE D – RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

	2010	2009
Net capital as filed per unaudited X-17A-5 Part IIA	32,907	29,300
Audit adjustments of income and expense reported on Part IIA	(819)	(1,158)
Haircut on security	(315) *	(288) *
Net capital per audited financial statements	31,773	27,854

* For the years ended April 30, 2010 and 2009, the Company considers 15% of the market value of the investment in NDAQ to be a nonallowable asset.